Exhibit 2.1

AMENDMENT NO. 1

TO

ASSET PURCHASE AGREEMENT

This AMENDMENT NO. 1 to ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of December 14, 2010, (the “Effective Date”), by and among API Technologies Corp., a Delaware corporation (“API Parent”), API Systems, Inc., a Delaware corporation (“Systems”), API Defense, Inc., a Delaware corporation (“API Defense”), API Defense USA Inc., a Delaware corporation (“API USA” and collectively, with Systems and API Defense, the “Buyers” or when the context requires, each individually, a “Buyer”); Currency, Inc., a Pennsylvania corporation (f/k/a Kuchera Defense Systems, Inc. a Pennsylvania corporation) (“Currency”), KII Inc., a Pennsylvania corporation (“KII”) and Kuchera Industries LLC, a Pennsylvania limited liability company (“K Industries” and collectively with Currency and KII, the “Sellers” or when the context requires, each individually, a “Seller”), William Kuchera (“William”), a resident of the Commonwealth of Pennsylvania and Ronald Kuchera (“Ronald”), a resident of the Commonwealth of Pennsylvania (collectively, the “Shareholders” or individually where the context does not require a distinction, a “Shareholder”).

RECITALS:

WHEREAS, the Buyers, the Sellers and the Shareholders made and entered into that certain Asset Purchase Agreement dated as of January 20, 2010 (the “Purchase Agreement”);

WHEREAS, pursuant to the terms of the Purchase Agreement, certain of the Sellers transferred to certain of the Buyers and such Buyers assumed all of such Sellers’ right, title and interest in and to the Sellers’ obligations and liabilities under the Government Contracts;

WHEREAS, in connection with certain Government Contracts, the Buyers remitted invoices (collectively, the “Subject Invoices”) to certain Governmental Bodies for the periods beginning after the Closing Date of the Purchase Agreement and ending immediately prior to the execution and delivery of the Novation Agreement by the United States in or about August 2010 (collectively, the “Subject Periods”), for work performed by Buyers while using the cage code of Sellers;

WHEREAS, one of the Government Contracts has been audited by the U.S. Department of Defense, Defense Contract Audit Agency (the “DCAA”) pursuant to Audit Report Number 6701-2008T11070001, dated October 23, 2008 (“DCAA Audit”);

WHEREAS, before the United States paid the Subject Invoices for the Subject Periods, the DCAA issued a statement of conditions and recommendations with respect to the DCAA Audit, that recommend a ten percent (10%) decrement be applied to the Sellers’ fiscal years’ 2008 and 2009 claimed indirect rates (the “G&A Rate”);

Execution Version

WHEREAS, all of the Sellers’ invoices to the United States for fiscal years 2008 and 2009 already had been paid by the Closing Date of the Purchase Agreement, but as a condition of paying the Subject Invoices for the Subject Periods, Buyers agreed to provisionally apply the ten percent (10%) decrement to the Sellers’ G&A Rate to the Subject Invoices for the Subject Periods. As a result of such decrement, Buyers resubmitted the Subject Invoices to the United States for payment and reduced the total amount of the Subject Invoices by Nine Hundred Thousand Dollars ($900,000.00) (the “$900,000.00 Reduction”). The Buyers have reserved their right to challenge the provisional G&A Rate, the Subject Invoices for the Subject Periods, and also reserved the right to seek to recover the $900,000.00 Reduction from the United States;

WHEREAS, (i) the United States may seek to recover money from the Buyers on one or more of the Government Contracts based on the DCAA Audit, (ii) the G&A Rate used for the Subject Invoices is provisional, and the Buyers have reserved their right to seek to recover the $900,000.00 Reduction from the United States, (iii) other Government Contracts have never been audited, and (iv) with respect to the Government Contracts, the Sellers reasonably believe that they may have under billed the United States for time periods prior to the Closing (collectively, the “Unresolved Government Contract Billing Issues”);

WHEREAS, as a result of the Unresolved Government Contract Billing Issues, the actual net amount of money (the “Net Amount of Government Contract Billings”) that (x) the Buyers may owe to the United States with respect to the Government Contracts for invoices billed to and paid by the United States before the Closing (“Future DCAA Audit Liabilities”), or (y) the United States may owe to the Buyers for the Subject Invoices submitted to the United States by the Sellers before the Closing (“Future DCAA Supplemental Payments”) has not been determined;

WHEREAS, notwithstanding the express terms of the Purchase Agreement, that (i) may or may not require the Buyers to pay for or assume in full the $900,000.00 Reduction and the Future DCAA Audit Liabilities, and (ii) entitle the Buyers to retain for themselves the Future DCAA Supplemental Payments, and subject to the terms and conditions of this Amendment, (x) the Sellers have agreed to assume responsibility for and reimburse the Buyer for any of the $900,000.00 Reduction and the Future DCAA Audit Liabilities related to any Government Contract that are ultimately determined to be due to the United States for the Subject Invoices for the Subject Periods and (y) the Buyers have agreed to transfer to Sellers the amount of any Future DCAA Supplemental Payments net of the amount of any Future DCAA Audit Liabilities;

WHEREAS, pursuant to the Purchase Agreement, Buyers delivered to Sellers a promissory note in the principal amount of Ten Million Dollars ($10,000,000.00) (the “Promissory Note”) which is scheduled to mature on December 31, 2010;

WHEREAS, subject to the terms and conditions of this Amendment and the Promissory Note, the Sellers and the Buyers have agreed to reduce the principal amount of the Promissory Note by Nine Hundred Thousand Dollars $900,000.00 and, at Buyers’ special request, extend the maturity date of the Promissory Note, and concurrently with the execution and delivery of this Amendment, Buyers have delivered to Sellers an Amended and Restated Promissory Note in the principal amount of Nine Million One Hundred Thousand Dollars ($9,100,000.00) (“Amended and Restated Note”); and

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WHEREAS, the Buyers, the Sellers and the Shareholders desire to amend the Purchase Agreement as more fully set forth herein.

WITNESSETH:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. Definitions. All capitalized terms used herein and not defined or amended herein shall have the meanings ascribed to them in the Purchase Agreement.

2. Assumption of $900,000.00 Reduction and the Future DCAA Audit Liabilities.

a. Notwithstanding anything to the contrary contained in the Purchase Agreement, but subject to Section 3 of this Amendment and the other terms and conditions of this Amendment, the Sellers and the Shareholders hereby agree to assume and satisfy the $900,000.00 Reduction and the Future DCAA Audit Liabilities, provided, however, that the parties acknowledge and agree that they shall each be responsible for and pay their own attorneys’ fees and costs, expert and professional fees and costs, and other administrative costs associated with the defense of the DCAA’s determination of any decrements related to any Government Contract, or challenge to any such decrement.

b. The parties to this Amendment hereby acknowledge that the Sellers and the Shareholders have already satisfied the $900,000.00 Reduction by agreeing to reduce the principal amount of the Promissory Note by Nine Hundred Thousand Dollars ($900,000.00) and accepting the Amended and Restated Promissory Note in the principal amount of Nine Million One Hundred Thousand Dollars ($9,100,000.00).

3. Covenants and Representations.

a. API Parent and the Buyers, jointly and severally, covenant that they will not agree to any final G&A rates, or submit any completion invoices in accordance with FAR 52.216-7(d)(5), in each case with respect to the invoices issued by Sellers to the United States prior to the Closing, or forego or unconditionally compromise any pre-closing portion of the $900,000.00 Reduction or any other amounts that would prejudice API Parent’s or the Buyers’ ability to recover (for itself or on Seller’s behalf) API Parent’s or the Buyers’ or Sellers’ actual incurred G&A costs with respect the Government Contracts that are subject to the DCAA Audit.

b. API Parent and the Buyers, jointly and severally, represent and warrant that it has not unconditionally compromised any pre-closing portion of $900,000.00 Reduction or any other G&A costs with respect to the Subject Invoices.

4. Cooperation. Buyers agree to cooperate with Sellers in their reasonably necessary efforts to (i) challenge the 10% decrement to the G&A Rate in the statement of conditions and recommendations arising from the DCAA Audit and the DCAA’s determination of any decrements related to any Government Contract, (ii) challenge such decrement to the G&A Rate of any other Government Contract yet to be audited, (iii) recover Future DCAA Supplemental

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Payments that may be due under any Government Contract and (iv) do all other things reasonably related to the forgoing. Buyers shall promptly advise Sellers of any preliminary or final audit results of any of the Subject Contracts and the parties shall cooperate in disputing any such findings that are adverse or do not account for under billings to the United States and share such other information and make available to Sellers such historical billing and cost information and personnel as may be reasonably necessary to enable Sellers to do the things described in Sections 4(a) (i) through (iv). Sellers may, at their sole cost and expense, initiate any judicial or administrative action including, with Buyers’ prior written authorization, an action in the Buyers’ name, to dispute any such preliminary or final audit results and Buyers may at their sole cost and expense, initiate any judicial or administrative action to dispute any such preliminary or final audit results; provided, however, that the settlement and termination of any Buyer-initiated judicial or administrative action shall be subject to Section 3 of this Amendment unless Sellers refuse to prosecute as the real parties in interest or, if necessary, choose to authorize and fully compensate Buyers to prosecute such judicial or administrative action. DCAA Liability True-Up. Assignment of Future DCAA Supplemental Payments. Buyers hereby assign to Sellers, free of all Encumbrances, the positive net difference between (i) all Future DCAA Supplemental Payments (including any repayment of the $900,000 reduction) and (ii) all Future DCAA Audit Liabilities. This amount shall be known as the Net Amount of Government Contract Billings.

5. Effect of Amendment. The Purchase Agreement, as amended hereby, shall remain in full force and effect and all terms hereof are hereby ratified and confirmed by the parties. Except as specifically provided herein, all other terms and conditions of the Purchase Agreement shall remain in full force and effect. For avoidance of doubt, the indemnification provisions of the Purchase Agreement shall not apply to either the assumption of liability described in Section 2 of this Amendment or a breach by Sellers of any term, condition or undertaking (whether or not so captioned) set forth in this Agreement.

6. Reciprocal Indemnification. Sellers and Buyers each agree to indemnify the other from all costs and expenses (including reasonable attorney fees) from any breach of any representation, warranty, covenant, undertaking or promise (whether or not so captioned) set forth in this Amendment; proved, however, that neither Sellers nor Buyers will be liable to the other for consequential damages, special damages, punitive damages, lost profits or similar claims.

7. Joint Defense Agreement. Nothing in this Amendment is intended to modify, amend or supersede that certain Joint Defense Agreement dated November 17, 2010 by and among William Kuchera, Ronald Kuchera, Currency, Inc., and API Technologies Corp. and the law firm of Mayer Brown LLP.

8. Execution of Amendment. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Amendment and of signature pages by electronic or facsimile transmission shall constitute effective execution and delivery of this Amendment as to the parties and may be used in lieu of the original Amendment for all purposes.

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9. Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10. Severability. In the event that any provision of this Amendment shall be held invalid, enforceable or contrary to public policy by any court of competent jurisdiction or arbitrator, all other provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being performed, the parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions hereby are fulfilled to the extent possible.

11. Governing Law. This Amendment will be governed by and construed under the laws of the State of Delaware without regard to conflicts-of-laws principles that would require the application of any other law.

12. Entire Agreement. This Amendment contains the entire agreement of the parties with respect to the matters contained herein and all prior agreements and understandings of any kind or nature relative to this Amendment are hereby superseded.

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5	Execution Version

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

BUYERS:

API TECHNOLOGIES CORP., a Delaware corporation

By:	/s/ Jonathan Pollack

Name:	Jonathan Pollack

Title:	Executive Vice President

API SYSTEMS, INC., a Delaware corporation

By:	/s/ Stephen Pudles

Name:	Stephen Pudles

Title:	CEO

API DEFENSE, INC., a Delaware corporation

By:	/s/ Stephen Pudles

Name:	Stephen Pudles

Title:	CEO

API DEFENSE USA, INC., a Delaware corporation

By:	/s/ Stephen Pudles

Name:	Stephen Pudles

Title:	CEO

[Signature Page 1 – Execution Version of Amendment No. 1 to of Asset Purchase Agreement]

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SELLERS:

CURRENCY, INC.,

a Pennsylvania corporation

By:	/s/ Ronald Kuchera

Name:	Ronald Kuchera

Title:	President

KII, INC., a Pennsylvania corporation

By:	/s/ William Kuchera

Name:	William Kuchera

Title:	President

KUCHERA INDUSTRIES, LLC,

a Pennsylvania limited liability company

By:	/s/ Ronald Kuchera

Name:	Ronald Kuchera

Title:	Member

SHAREHOLDERS:

WILLIAM KUCHERA

/s/ William Kuchera

RONALD KUCHERA

/s/ Ronald Kuchera

[Signature Page 2 – Execution Version of Amendment No. 1 to of Asset Purchase Agreement]

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